Exhibit 99.1 Press release

WiLAN Acquires VIZIYA Corporation

Second acquisition announced under the Company’s new growth strategy

OTTAWA, Ontario and HAMILTON, Ontario – May 4, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASDAQ:WILN) and VIZIYA Corporation and its related entities (“VIZIYA”) today announced that the two companies have entered into a definitive agreement for WiLAN to purchase all of the issued and outstanding shares of VIZIYA. VIZIYA is a software and services provider that helps companies optimize their asset performance. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

VIZIYA’s asset management software helps its many Fortune 1000 customers optimize their asset performance and uptime, allowing them to achieve their production targets, control costs, and manage safety and compliance. Increasingly these asset management systems are an important part of the broader Industrial Internet of Things (“IIoT”) ecosystem, which represents a significant growth opportunity for VIZIYA.

“WiLAN, to be renamed Quarterhill in the second quarter of 2017, is focused on growth by identifying, acquiring and supporting IIoT companies with strong management teams, attractive financial fundamentals and promising growth potential; VIZIYA meets all these criteria,” said Shaun McEwan, Interim CEO of WiLAN. “This is the second acquisition that follows our new growth plan and we believe that investing our capital in these promising technology businesses will drive the greatest shareholder returns over time.”

“VIZIYA has enjoyed substantial growth and profitability, and this transaction with WiLAN will give us the access to resources that will help us continue to build and grow our business,” said John Vujicic, President and CEO of VIZIYA. “The VIZIYA management team will remain in place and I want to personally assure our customers that our commitment to supporting your needs, and giving you the high level of personal service you are accustomed to, remains our top priority.”

The introduction of the IIoT enables organizations to build intelligent connected equipment that monitors itself and constantly captures data to measure damage, wear and tear and other operational indicators. With significantly more data obtained on a real-time basis, operational systems can now move beyond preventative maintenance towards predictive maintenance through the use of analytics. Predictive maintenance reduces downtime and maximizes efficiencies.

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Press release

WiLAN’s cost of the acquisition will be approximately $40.5 million with nearly 60% paid on closing and the balance subject to certain earn out provisions if the business meets specific financial targets.  Certain aspects of the transaction remain subject to the approval of the Toronto Stock Exchange. VIZIYA achieved revenue of $16.6 million and normalized EBITDA of $4.3 million for the year ended July 31, 2016.

WiLAN will fund the cash portion of the acquisition with cash and cash equivalents on hand, which at March 31, 2017 was $151.2 million (USD $113.6 million). The cash and cash equivalents total at March 31, 2017 does not account for the Company’s $63.5 million cash-purchase of International Road Dynamics, announced on April 17, 2017. That transaction is expected to close on, or about, June 1, 2017. Canaccord Genuity acted as exclusive financial advisor to WiLAN on this transaction and STS Capital Partners UK acted as exclusive financial advisor to VIZIYA.

About VIZIYA

Headquartered in Hamilton, Ontario, with offices in Brussels, Brisbane, Perth, Atlanta, Cape Town, Qatar, and Dubai, VIZIYA is the industry leader providing bolt-on software products to enhance ERP-based asset maintenance systems. VIZIYA’s proprietary WorkAlign™ Product Suite delivers seamless integration into existing ERP systems. With over 55,000 users at 850 sites across six continents, the world’s best companies use VIZIYA products to help them better maintain their assets.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN has announced plans to change its name to Quarterhill Inc. (“Quarterhill”) in the second quarter of 2017 after which, WiLAN, the patent license business, will become a subsidiary of Quarterhill.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

www.wilan.com© copyright Wi-LAN 20172

www.viziya.com

Press release

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For media and investor inquiries, please contact:

Shaun McEwan Interim CEO Wi-LAN Inc. T: 613.688.4898 E: smcewan@wilan.com	John Vujicic President and CEO VIZIYA Corporation T: 905.544.4144 E: john.vujicic@viziya.com
Dave Mason Investor Relations LodeRock Advisors T: 613.688.1693 E: dave.mason@loderockadvisors.com

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